UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 6, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

 Changes in Registrant's Certifying Accountant.

On August 30, 2013, the engagement between NewLead Holdings Ltd. (the “Company”) and PricewaterhouseCoopers Auditing Company S.A. (“PwC”), the Company’s independent registered public accounting firm, expired upon issuance of an audit opinion for the fiscal year ended December 31, 2012. The Company dismissed PWC at the end of the engagement and decided to engage a new accounting firm as the Company’s certifying accountant.

PwC audited the Company’s financial statements for the period ended December 31, 2005, to the period ended December 31, 2012.

PwC’s reports on the Company’s consolidated financial statements for the fiscal years ended December 31, 2011 and 2012 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle, except that the reports of PwC on the Company’s financial statements for fiscal years 2011 and 2012 contained an explanatory paragraph, which noted that there was substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2011 and 2012, through August 30, 2013, there were no disagreements between the Company and PwC on any matter of treatment of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report on the financial statements of the Company for such years.

During the fiscal years ended December 31, 2011 and December 31, 2012, and through August 30, 2013, there were reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K, as previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and December 31, 2012; which included the following material weaknesses:

For the fiscal year ended December 31, 2012:

(a) The Company did not maintain sufficient accounting resources with adequate training in the application of GAAP commensurate with its financial reporting and the complexity of certain transactions related to its restructuring and entering into new business. Management evaluated the impact of this lack of sufficient technical accounting resources and has concluded that the resulting control deficiency constituted a material weakness.

(b) The Company did not have effective processes and controls to identify, capture and communicate relevant and financially significant information to the appropriate accounting personnel on a timely basis. This resulted in an ineffective system of internal controls over the Company’s financial statements closing process. This control deficiency created a reasonable possibility of a material misstatement to our significant accounts and disclosures and management concluded that it constituted a material weakness.

(c) The Company did not follow proper due diligence protocols when entering into transactions outside shipping. This control deficiency resulted in a material adjustment to our disclosures in the initial drafts of our financial statements. Management concluded that it constituted a material weakness.

For the fiscal year ended December 31, 2011:

(a) Our controls to prevent and detect the misapplication of the effective interest method did not operate effectively. This control deficiency resulted in an overstatement of Net Loss from Continuing Operations of $8.5 million and $2.1 million for the year ended December 31, 2010 and for the period from October 14, 2009 to December 31, 2009, respectively, and resulted in the restatement of our consolidated financial statements. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

The Company provided PwC with a copy of this current report prior to filing this report with the Securities & Exchange Commission (“SEC”) and requested that PwC furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. The Company believes that a copy of this letter will be provided by PwC when it is required to be filed as an exhibit in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

Engagement of New Accountants.

On September 4, 2013, the Company engaged EisnerAmper LLP (“EisnerAmper”) as its new independent registered public accounting firm. The decision to engage EisnerAmper was approved by the Company’s board of directors. During the fiscal years ended December 31, 2011 and 2012 and during any subsequent interim period preceding the date of engagement, neither the Company, nor anyone acting on its behalf, consulted with EisnerAmper regarding:

•	the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s financial statements, and no written report was provided to the Company nor was oral advice rendered that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issues except for the matters described below;

Subsequent to the year ended December 31, 2012 and prior to their engagement, the Company consulted with EisnerAmper on the application of accounting principles to five completed transactions which are set forth below, together with the Company’s views, with respect thereto, after consultation with EisnerAmper.

(1)	During 2012, the Company executed several contracts related to the creation of a coal supply and trading business in the United States to complement the Company's worldwide shipping operations. These contracts were for the purchase of thermal coal in the United States and the sale of such coal to purchasers in the United States, Europe and China.

The issue related to the proper accounting for such contracts. The Company’s view, after consultation with EisnerAmper, was that the contracts do not currently meet the definition of a derivative and therefore represent executory contracts that should be accounted for as purchases and sales of coal as such transactions occur.

(2)	On December 18, 2012, the Company entered into an agreement to purchase:

i.	ownership of property in Kentucky and related mineral rights for $11 million in promissory notes payable on January 29, 2013.
ii.	ownership and leasehold interests in property in Tennessee for $55 million of which $30 million was payable on or before February 15, 2013 with the balance payable on or before February 15, 2014.

As part of the agreement, the Company agreed to help facilitate the December 31, 2012 transfer of the Kentucky property between parties unrelated to the Company. In connection therewith, on December 28, 2012, the Company issued promissory notes aggregating $11 million payable on January 29, 2013. The Company issued the promissory notes to the Seller of the Kentucky property to facilitate the transfer as the Company had agreed to acquire the Kentucky property from the intermediate purchaser on a closing date subsequent to December 31, 2012. In connection with the issuance of the promissory notes, the Company received a security interest in the Kentucky property to secure repayment of the notes, but the Company did not receive an ownership interest in, or any control over, the Kentucky property.

The issue related to the proper accounting for these properties and the issuance of the promissory notes at December 31, 2012. The Company’s view, after consultation with EisnerAmper, was that the acquisition of the properties should be accounted for as business acquisitions upon the closing of the agreements when ownership and control transferred to the Company, which had not occurred at December 31, 2012, and that the issuance of the $11 million in promissory notes should be recorded as a liability at December 31, 2012 with a corresponding asset described as a deposit on coal property acquisition.

(3)	On November 28, 2012, the Company agreed to terminate a capital lease obligation which arose in connection with a sale and leaseback of four dry bulk vessels in a prior year. As partial consideration to terminate the lease and extinguish the related obligation, the Company issued a note with a principal amount of $50 million due December 31, 2022, which bears interest at 4.5% per annum and is convertible into a variable number of the Company's common shares having an aggregate value at issuance of $62.5 million. The variable number of shares is based upon a 20% discount to the daily volume weighted average price of the Company's common shares during a 30 day consecutive trading day period.

The issue related to the proper accounting for the note. The Company’s view, after consultation with EisnerAmper, was that the note was being issued as partial consideration for extinguishment of debt (capital lease obligation) and represented a fixed monetary amount settleable by issuing a variable number of shares and should be recorded at fair value at date of issuance and thereafter. Any changes in fair value should be recognized in earnings.

(4)	On July 2, 2012, the Company entered into an agreement with a related entity to exchange $124.9 million principal amount of convertible notes payable to the entity together with accrued interest into approximately 264.9 million common shares of the Company. The notes pursuant to their original terms were convertible into approximately 13.9 million common shares. The notes at the date of the exchange were carried net of a discount of approximately $66.4 million attributable to a beneficial conversion feature recognized upon the initial issuance of the notes.

The issue related to the proper accounting for the exchange of notes for common shares. The Company’s view, after consultation with EisnerAmper, was that the Company should recognize an inducement loss on the exchange measured by the fair value on the date of the exchange of common shares exchanged in excess of the fair value of the common shares issuable pursuant to the original conversion terms. In addition, the unamortized discount at the date of the exchange attributable to the beneficial conversion feature should be recognized as interest expense.

(5)	On January 4, 2013, the Company executed two stock subscription agreements for the sale of a total of 258,536,585 shares of the Company's common stock at $.82 per share. In lieu of cash payment for the shares, the Company agreed to accept a minimum of 3,750 grams of nickel wire that was refined to specified standards. Pursuant to the nickel purchase agreement, the value of the nickel wire delivered pursuant to the agreement was required to be at least $212 million.

The issues related to the proper accounting for the issuance of the shares and the subsequent accounting for the nickel wire. The Company’s view, after consultation with EisnerAmper, was that the Company should record the transaction at either the fair value of the nickel wire received or the fair value of the shares issued, whichever is more reliably measurable. In addition, the Company should account for the nickel wire as inventory and carry it at the lower of cost, as established upon issuance of the shares, or market.

PwC was not consulted by the Company with respect to any of the above items.

•	any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph 304(a)(1)(v) of Item 304 of Regulation S-K).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer